Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces New Director Appointment

The Company Also Announces Date of Annual and Special Meeting of Shareholders

CALGARY, ALBERTA – December 9, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada, today announces the appointment of Tom Ebbern to Greenfire’s Board of Directors (the “Board”). The Board believes that Mr. Ebbern’s appointment significantly strengthens its technical, financial, and governance expertise, while also complementing the skills and experience of the other members.

Mr. Ebbern brings significant experience as a corporate director, including at companies with SAGD assets. With greater than 40 years of oil and gas industry experience, Mr. Ebbern spent over a decade of his career in energy investment banking and capital markets. Mr. Ebbern has served as a Strategic Advisor to North West Refining Inc. (“North West Refining”) since 2019. From 2012 to 2019, Mr. Ebbern served as the Chief Financial Officer of North West Refining. He also served on the board of directors of Athabasca Oil Corporation from 2018 through 2023, Repsol Canada (formerly Talisman Energy Inc.) from 2013 through 2017, and Nexen Inc. from 2011 through 2013. Mr. Ebbern holds a Bachelor of Science degree in Geological Engineering from Queen’s University and an MBA from the Ivey Business School at Western University.

The Board is pleased to welcome Mr. Ebbern to Greenfire and believes that his appointment will greatly enhance the Company’s ability to pursue strategic alternatives and evaluate and execute Greenfire’s development plans.

Shareholder Meeting

Greenfire also announces that it has called an Annual and Special Meeting of Shareholders (the “Shareholder Meeting”) for May 6, 2025, in Calgary, Alberta, in response to the Requisition (as defined below). The Shareholder Meeting will address both normal course matters (including the matters related to the Requisition) and the Amended Rights Plan (as defined below).

Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP, which acquired approximately 43.3% of Greenfire’s issued and outstanding shares, had previously delivered a requisition (the “Requisition”) for a meeting of the shareholders.

Shareholders will receive detailed information about the matters to be presented at the Shareholder Meeting and information about how to vote in a management information circular in advance of the Shareholder Meeting.

Amended and Restated Shareholder Rights Plan

The Company’s previously announced shareholder rights protection plan (the “Rights Plan”) has been amended and restated to extend the date for shareholder ratification to May 6, 2025, or six months from the adoption of the Rights Plan (the “Amended Rights Plan”). If the Amended Rights Plan is not ratified by the Company’s shareholders on or before May 6, 2025, the Amended Rights Plan and all rights issued thereunder will terminate and cease to be effective at that time. All other terms and conditions of the Amended Rights Plan have not changed from the terms and conditions of the Rights Plan.

The extension to the date for shareholder ratification of the Amended Rights Plan is consistent with the policies of the Toronto Stock Exchange (the “TSX”), which provides that a shareholder rights plan must be ratified at a meeting of shareholders held within six months following the adoption of such shareholder rights plan.

In connection with the adoption of the Amended Rights Plan by the Board, the plan has been filed with the TSX. The Company has been notified that the TSX will defer consideration of the acceptance of the Amended Rights Plan until such time as the appropriate securities commission will not intervene pursuant to National Policy 62-202 – Take-Over Bids – Defensive Tactics. Normally, the TSX defers acceptance of shareholder rights plans adopted in response to a specific take-over bid. Despite this deferred consideration, the plan remains in effect.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Shareholder Questions

Shareholders who have questions may contact Greenfire’s strategic shareholder communications advisor:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184 (for shareholders in North America)

International: +1-416-304-0211 (for shareholders outside Canada and the US)

By Email: assistance@laurelhill.com

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

FORWARD-LOOKING STATEMENTS ADVISORY

This press release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to future events or Greenfire’s future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “targeting”, “forecast,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “may,” “should,” “will,” “can,” “could,” “would,” “will be,” “to be,” “to include,” “to align,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to, among other things, the timing for holding the Shareholder Meeting, the matters to be considered at the Shareholder Meeting, the intention to provide further information about the matters to be considered at the Shareholder Meeting and how to vote in a management information circular in advance of the Shareholders Meeting.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. There may be a risk that the Shareholder Meeting may not be held or if held it may be held on a different date than currently contemplated. The matters to be considered may be different than the matters contemplated herein.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.